UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59625/ March 25, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13360

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In the Matter of   :
                                                                    :
LAMBERT COMMUNICATIONS, INC.,   :   ORDER MAKING FINDINGS
LANIPRIN LIFE SCIENCES, INC.,   :   AND REVOKING
LAST AMERICAN EXIT, INC.,   :   REGISTRATIONS BY DEFAULT
LAWRENCE INSURANCE GROUP, INC., :   AS TO SIX RESPONDENTS
LE PRINT EXPRESS   :
  INTERNATIONAL, INC.,   :
LEAK-X ENVIRONMENTAL CORP., and :
LEISURE SHOPPERS, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order
Instituting Proceedings (OIP) on February 3, 2009, pursuant to Section 12(j) of the
Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has
provided evidence that the Commission delivered or attempted to deliver the OIP to
Respondents in a manner that complies with Rule 141 of the Commission's Rules of
Practice no later than March 2, 2009. Respondents had ten days to file an Answer from
the date of service. See 17 C.F.R. § 201.220(b); OIP at 3. The proceeding has ended as
to Respondent Lawrence Insurance Group, Inc. Lambert Commc'ns, Inc., Exchange Act
Release No. 59623 (Mar. 25, 2009). To date, none of the remaining Respondents,
Lambert Communications, Inc. (Lambert), Laniprin Life Sciences, Inc. (Laniprin), Last
American Exit, Inc. (Last American), Le Print Express International, Inc. (Le Print), Leak-X
Environmental Corp. (Leak-X), and Leisure Shoppers, Inc. (Leisure Shoppers), has filed an
Answer. Thus, they have failed to answer or otherwise to defend the proceeding within the
meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, the remaining Respondents are in
default, and the undersigned finds that the allegations in the OIP are true as to them. See 17
C.F.R. §§ 201.155(a), .220(f); OIP at 3-4.

        Lambert (CIK No. 913755) is a void Delaware corporation located in Brookfield,
Connecticut, with a class of securities registered with the Commission pursuant to
Exchange Act Section 12(g). Lambert is delinquent in its periodic filings with the
Commission, having not filed any periodic reports since it filed a Form 10-Q for the

period ended September 30, 1994, which reported a net loss of $7,525,911 for the prior nine months.

Laniprin (CIK No. 1103717) is a delinquent Colorado corporation located in Pompano Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Laniprin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2001, which reported a net loss of $3,349 for the prior six months.

Last American (CIK No. 1122205) is an inactive New York corporation located in Huntington, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Last American is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on November 13, 2000, which reported a net loss of $2,000 since inception on August 14, 2000.

Le Print (CIK No. 1011667) is an Ontario corporation located in Scarborough, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Le Print is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended June 30, 1999.

Leak-X (CIK No. 842697) is a void Delaware corporation located in West Chester, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Leak-X is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $102,476 for the prior three months.

Leisure Shoppers (CIK No. 1068267) is a Louisiana corporation located in Pineville, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Leisure Shoppers is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on April 5, 2002.

These six Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and

Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires certain foreign private issuers to furnish quarterly and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these six Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Lambert Communications, Inc., Laniprin Life Sciences, Inc., Last American Exit, Inc., Le Print Express International, Inc., Leak-X Environmental Corp., and Leisure Shoppers, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge